UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Myomo, Inc.

(Exact name of the registrant as specified in its charter)

Delaware	001-38109	47-0944526

(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

45 Blue Sky Dr., Suite 101, Burlington, Massachusetts	01803

(Address of principal executive offices)	(Zip code)

(617) 996-9058

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed and provide the period to which the information in this form applies:

☑	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2024.
☐	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended ________.

Section 1 - Conflict Minerals Disclosures

Item 1.01 – Conflict Minerals Disclosure and Report

A copy of the Company’s Conflict Minerals Report is provided as Exhibit 1.01 hereto and is publicly available at https://ir.myomo.com/corporate-governance/governance-documents

Item 1.02 Exhibit

Exhibit 1.01 – Conflict Minerals Report is attached per Section 1

Section 2 – Resource Extraction Issuer Disclosure

Item 2.01 Resource Extraction Issuer Disclosure and Report

Not applicable.

Section 3 - Exhibits

Item 3.01 – Exhibits

Exhibit 1.01 — Conflict Minerals Report of Myomo, Inc. for the year ended December 31, 2024, as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

MYOMO, INC.

Date: May 22, 2025	/s/ David Henry
Name: David Henry
Title: Chief Financial Officer